August 12, 2011

Re:	Health Directory Inc.
Amendment No. 1 to Registration Statement on Form S-l
Filed July 14, 2011 File No. 333-174581

Dear Mr. Houseal:

We represent Health Directory, Inc. (“Health Directory” or, the “Company,” “we,” “us,” or “our”).  By letter dated August 5, 2011 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1 filed on July 14, 2011. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General

1.
As you prepare your amended filing in response to these comments, you should consider Rule 8-08 of Regulation S-X as it pertains to the age of financial statements.  Note that financial statements should not be as of date 135 days or more before your registration is declared effective.

Response: The proper financial statements have been included in the Registration Statement on Form S-1/A.

Description of Business, page 10

2.
Please provide support for any claims made regarding your business and the market in which you intend to operate. In this regard, we note by way of example the claim under the sub caption "Technology" on page 12 regarding new trends forming in the market.  Please balance your views of the market by identifying any material factors that may attenuate the market trend you perceive. For example, preferences of some patients for in-person visits and patient privacy concerns related to services delivered in the manner you propose. You should also provide support for statements made about your competitors' marketing strategies and limitations. Please ensure that a reasonable factual basis exists for each statement or assertion of opinion or belief.

Response: The Registration Statement on Form S-1/A has been revised on page 12 to properly balance our views and support our statements.

Risk Factors

Risks Related to Our Business, page 2

Other

3.
We refer you to the final sentence of prior comment 5. The disclosure added on page 6 regarding an exit from the reporting system addresses a risk that is distinct from the risk resulting from the fact that holders will receive information about your company that is less extensive than the disclosure required of fully reporting companies. Provide the brief descriptive information about the more limited reporting requirements imposed on 15(d) issuers and their affiliates in a separately captioned paragraph.

Response: The Registration Statement on Form S-1/A has been revised on page 6 to disclose the more limited reporting requirements imposed on us as a 15(d) issuer.

"We are not required to provide management's report on the effectiveness of our internal controls over financial reporting...." page 6

4.
We refer to your added risk factor disclosure included in response to prior comment 7.  We note that you indicate that you "are not subject to an auditor attestation over your internal controls until your second annual report."  Please revise this disclosure to indicate that you will be exempt from the auditor attestation requirements so long as you are a smaller reporting company.

Response: The Registration Statement on Form S-1/A has been revised on page 6 to disclose that we will be exempt from the auditor attestation requirements so long as we are a smaller reporting company.

Management's Discussion and Analysis of Financial Condition and Results of Operations

5.
Consistent with sub-paragraphs (a)(1) and (a)(2) of Item 303 of Regulation S-K, please expand this section to describe the filer's estimated capital needs during the twelve months from the date of the prospectus. Discuss how you plan to satisfy those needs, and ensure that risks posed by the uncertainty of your access to such resources have been disclosed appropriately. We note that in the first risk factor on page 2 you indicate that $80,000 of additional funding is needed to operate for the next 12 months. A materially complete discussion of the need for additional capital, your plans to address the need, and the consequences of failing to do so should be provided in the Liquidity and Capital Resources section of the prospectus.

Response: The Registration Statement on Form S-1/A has been revised on page 15 to disclose that we expect to require $50,000 during the twelve months from the date of the prospectus, and how we expect to satisfy such capital needs. The amount reflected here is consistent with the risk factor on page 2. Further disclosure has been made on page 15 discussing how we will satisfy the need for any additional capital.

Directors. Executive Officers. Promoters and Control Persons, page 15

6.
Please revise your document to provide the dates of employment for each of the positions held by Ms. Haider over the past five years. You should also provide a more complete description of Ms. Haider's responsibilities while in these positions.

Response: The Registration Statement on Form S-1/A has been revised on page 15 to provide the dates of employment for each of the positions held by Ms. Haider over the past five years, as well as a more complete description of Ms. Haider’s responsibilities while in these positions.

Summary Compensation Table, page 16

7.
You disclose a stock award to Humaira Haider in the "all other compensation" column.  Please refer to paragraph (n)(2)(ix) of Item 402 of Regulation S-K, which provides that the "all other compensation" column may be used only for compensation that may not be properly presented elsewhere in the table. Tell us why the "stock awards" column is not appropriate for that compensation, or present the award in that column. Additionally, see Instruction I to Item 402(n)(2)(v) of Regulation S-K and provide the applicable footnote disclosure.

Response: The Registration Statement on Form S-1/A has been revised on page 16 to properly reflect the stock awarded to Humaira Haider in the “stock awards” column and to provide the applicable footnote disclosure as required by Item 4029n)(2)(v) of Regulation S-K.

Exhibit 23.1

8.
We note that the consent references the audit report dated May 24, 2011. However, we note that the Report of Independent Registered Public Accounting Firm on page F-l is dated May 27, 2011. Please amend your filing to include an updated consent that is consistent with the audit report.

Response: The audit consent attached as exhibit 23.1 has been revised to properly reference the audit report dated May 27, 2011.

Very truly yours,

ANSLOW & JACLIN LLP